Corrine L. Scarpello
Senior Vice President and Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, Nebraska 68701

March 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           Beth Frohlichstein and Jennifer Gowetski

Re:	Supertel Hospitality, Inc.
Registration Statement on Form S-11
Filed February 12, 2014
File No. 333-193908

Ladies and Gentlemen:

Set forth below are Supertel Hospitality, Inc.’s responses to the comment letter dated March 10, 2014 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

General

1.	Please amend to provide updated financial statements and corresponding financial information. See Rule 8-08 of Regulation S-X.

We have filed an amendment to Supertel’s Registration Statement on Form S-11, file no. 333-193908, (the “Amendment”) to provide updated financial statements and corresponding financial information through incorporation by reference of Supertel’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”).  Prior to requesting acceleration of effectiveness, Supertel will file its definitive proxy statement for the 2014 Annual Shareholders Meeting, or an amendment to the 2013 10-K to include the information otherwise incorporated by reference from the proxy statement.

2.	We note your registration statement on Form S-3, file no. 333-192469, filed on November 21, 2013. We further note that this current registration statement on Form

S-11 appears to supersede the prior registration statement on Form S-3.  To the extent that you have not issued and do not intend to issue any securities pursuant to your registration statement on Form S-3, please withdraw such registration statement pursuant to Rule 477 of Regulation C or advise.

Registration Statement on Form S-3, file no. 333-192469, is a shelf registration.  Supertel intends to amend the Form S-3 on Form S-11.  It is a separate registration statement, and is not amended or superseded by Registration Statement on Form S-11, file no. 333-193908.

Item 37.  Undertakings, Page II-2

3.
Please revise to include all of the undertakings required by Item 512 of Regulation S-K.  For example only, please advise to include the undertakings required by Item 512(a) of Regulation S-K or advise.

The Amendment includes the additional undertakings required by Item 512 of Regulation S-K.

Index of Exhibits, page II-5

4.
We note that your legal and tax opinions are to be filed by amendment.  Please note that these exhibits must be filed prior to effectiveness.  In addition, please ensure that you have included all exhibits required by Item 601 of Regulation S-K.  For example only, we were unable to locate the exhibit required by Item 601(b)(21).  Please revise your index to include this exhibit or advise.

The legal and tax opinions will be filed by amendment prior to effectiveness.  Additionally, exhibits have been reviewed and revised to include exhibits required by Item 512(a) of Regulation S-K.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 316-1019.

Sincerely,

/s/ Corrine L. Scarpello

Corrine L. Scarpello
cc:	David L. Hefflinger, McGrath North
Guy Lawson, McGrath North